

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2022

Rebecca L. Lucia
Chief Financial Officer and Treasurer
5:01 Acquisition Corp.
501 Second Street, Suite 350
San Francisco, California 94107

> **Re: 5:01 Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed March 9, 2022**
> **File No. 001-39612**

Dear Ms. Lucia:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction